As filed with the Securities and Exchange Commission on January 18, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Equity One, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
294752100
(CUSIP Number)
Mark Schonberger, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Chaim Katzman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States and Israel

	7	SOLE VOTING POWER

NUMBER OF		882,186.25 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,398,013.717

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		882,186.25 (1)

WITH	10	SHARED DISPOSITIVE POWER

46,398,013.717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,280,199.967

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) See Explanatory Note for Item 5.

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Gazit-Globe Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,210,977.717

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		46,210,977.717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	46,210,977.717

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	43.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS M G N (USA) INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,930,907.717

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		31,930,907.717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,930,907.717

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS GAZIT (1995), INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,646,801.057

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,646,801.057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,646,801.057

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS MGN America, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,190,461.413

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		17,190,461.413

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,190,461.413

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Gazit Maple, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,280,070

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,280,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,280,070

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Gazit America, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,280,070

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,280,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,280,070

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Silver Maple (2001), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,893,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,893,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,893,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Ficus, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,386,857

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,386,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,386,857

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100
Explanatory Note: This Amendment No. 14 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”), MGN America, LLC (“America”), Gazit Maple, Inc. (“GMI”), Gazit America, Inc. (“GAA”), Silver Maple (2001), Inc. (“Silver Maple”) and Ficus, Inc. (“Ficus”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 10, 2001 (the “Initial 13D”) relates to the Common Stock, par value $0.01 each (“Shares”) of Equity One, Inc., a Maryland corporation (the “Issuer” or “Equity One”). The Initial 13D, together with Amendment No. 1 to the Initial 13D, filed February 26, 2003, Amendment No. 2 to the Initial 13D, filed July 31, 2007, Amendment No. 3 to the Initial 13D, filed August 8, 2007, Amendment No. 4 to the Initial 13D, filed January 18, 2008, Amendment No. 5 to the Initial 13D, filed July 8, 2008, Amendment No. 6 to the Initial 13D, filed October 14, 2008, Amendment No. 7 to the Initial 13D, filed October 24, 2008, Amendment No. 8 to the Initial 13D, filed November 4, 2008, Amendment No. 9 to the Initial 13D, filed November 13, 2008, Amendment No. 10 to the Initial 13D, filed April 24, 2009, Amendment No. 11 to the Initial 13D, filed August 14, 2009, Amendment No. 12 to the Initial 13D, filed March 29, 2010, Amendment No. 13 to the Initial 13D, filed June 7, 2010, Amendment No. 14 to the Initial 13D, filed December 23, 2010 and this Amendment No. 15 shall be collectively referred to herein as the “Schedule 13D.”
This Amendment No. 15 reflects the following changes:
•	The reduction in the beneficial ownership percentage of the Gazit Group as a result of the Shares of Equity One issued to Capital Shopping Centres PLC in connection with the consummation of the Liberty Transaction (as defined in Amendment No. 13 to the Schedule 13D and as more fully described in Equity One’s Current Report on Form 8-K filed on May 27, 2010);
•	The entering into on January 9, 2011 of a new agreement that extends and revises certain of the provisions of the Original Alony Stockholders Agreement (as defined below and as more fully described in Amendment No. 13 to the Schedule 13D); and
•	The removal of Hollywood Properties Ltd. (“Hollywood”) and Gazit Canada, Inc. (“GCI”) as Reporting Persons due to a change in GAA’s ownership structure that occurred on December 30, 2010. Pursuant to the restructuring, GMI, a wholly-owned subsidiary of Gazit, became the direct parent of GAA. Previously, GMI was controlled through various subsidiaries of Gazit, including Hollywood and GCI. As a result of the restructuring, GMI is now included as a Reporting Person in the Schedule 13D.

Item 3.	Source and Amount of Funds and Other Consideration.
Item 3 is amended and restated in its entirety as follows:
The net investment cost (including broker commissions) for the Shares acquired by each of Chaim Katzman, MGN, 1995, America, Silver Maple and Ficus is set forth in the table below. No other Reporting Person directly holds Shares.

CUSIP No.	294752100

			Approximate Net
Reporting Person	Shares Held		Investment Cost
Chaim Katzman	1,069,222.250	(1)		(2)
MGN	7,093,645.247		$88,669,062
1995	7,646,801.057		$122,696,768
America	17,190,461.413		$258,114,010
Silver Maple	8,893,213.000		$115,735,503
Ficus	5,386,857.000		$69,160,000

Total	47,280,199.967		$654,375,343	(3)

(1)	Includes 187,036 Shares held of record by Mr. Katzman’s wife directly or as custodian for their daughters. Does not include options held by Mr. Katzman. See Explanatory Note for Item 5.

(2)	Mr. Katzman has acquired his Shares through various restricted stock grants, through bonus awards accepted in the form of Shares and through the exercise of options.

(3)	Excludes the Shares held directly and indirectly by Mr. Katzman not otherwise owned by another Reporting Person.
Other than in connection with the December Share Offering (defined below), all Shares held by Chaim Katzman, MGN, 1995, America, Silver Maple and Ficus were acquired more than 60 days prior to the filing of this Schedule 13D.

Item 5.	Interests in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety.
The aggregate percentage of Shares reported beneficially owned by each Reporting Person as of the date of filing of this Schedule 13D is based upon 93,566,139 Shares issued and outstanding, as reported by the Issuer in its most recent Quarterly Report of Form 10-Q for the Quarter Ended September 30, 2010 filed with the Securities and Exchange Commission on November 1, 2010, plus an additional issuance of (i) 8,000,000 Shares issued by the Issuer in connection with its Share Offering that closed on December 14, 2010, in connection with which America and Silver Maple acquired Shares as previously reported in Amendment No. 14 to the Initial 13D (the “December Share Offering”) and (ii) 4,100,000 Shares issued by the Issuer in connection with the closing on January 4, 2011 of its acquisition of Capital & Counties USA, Inc. through a joint venture with Capital Shopping Centres Group PLC.
Chaim Katzman
(a) Aggregate Number of Shares beneficially owned: 47,280,199.967 (44.7% of the Shares).
(b) Number of Shares as to which such person has:

CUSIP No.	294752100
(i) Sole power to vote or to direct the vote: 882,186.25
(ii) Shared power to vote or to direct the vote: 46,398,013.717
(iii) Sole power to dispose or to direct the disposition of: 882,186.25
(iv) Shared power to dispose or to direct the disposition of: 46,398,013.717
Mr. Katzman may be deemed to control Gazit. Of the Shares beneficially owned by Mr. Katzman as of the date of this filing:
•	Mr. Katzman has sole voting and dispositive power of 882,186.25 Shares held directly by him and indirectly through family trusts, which he controls (not including (i)187,036 Shares held of record by Mr. Katzman’s wife directly or as custodian for their daughters and (ii) Shares issuable on exercise of 437,317 options of which 327,987.75 are currently vested and exercisable and another 109,329.25 become vested on December 31, 2010); and
•	Mr. Katzman shares voting and dispositive authority over 7,093,645.247 Shares with Gazit and MGN, as such Shares are directly held by MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and
•	Mr. Katzman shares voting and dispositive authority over 7,646,801.057 Shares with Gazit, MGN and 1995, as such Shares are directly held by 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and
•	Mr. Katzman shares voting and dispositive authority over 17,190,461.413 Shares with Gazit, MGN and America, as such Shares are directly held by America, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and
•	Mr. Katzman shares voting and dispositive authority over 8,893,213 Shares with Gazit, GAA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and
•	Mr. Katzman shares voting and dispositive authority over 5,386,857 Shares with Gazit, GAA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.
(c) Mr. Katzman has not effected any transactions in the Shares during the past 60 days.

CUSIP No.	294752100
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.
(e) Not applicable.
Gazit
(a) Aggregate Number of Shares beneficially owned: 46,210,977.717 (43.7% of the Shares).
(b) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 46,210,977.717
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 46,210,977.717
Of the Shares beneficially owned by Gazit as of the date of this filing:
•	Gazit shares voting and dispositive authority over 7,093,645.247 Shares with Mr. Katzman and MGN, as such Shares are held directly by MGN, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and
•	Gazit shares voting and dispositive authority over 7,646,801.057 Shares with Mr. Katzman, MGN and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and
•	Gazit shares voting and dispositive authority over 17,190,461.413 Shares with Mr. Katzman, MGN and America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and
•	Gazit shares voting and dispositive authority over 8,893,213 Shares with Mr. Katzman GAA and Silver Maple as such Shares are held directly by Silver Maple, which is a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and
•	Gazit shares voting and dispositive authority over 5,386,857 Shares with Mr. Katzman GAA and Ficus as such Shares are held directly by Ficus, which is a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

CUSIP No.	294752100
(c) Gazit has not effected any transactions in the Shares during the past 60 days.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.
(e) Not applicable.
MGN
(a) Aggregate Number of Shares beneficially owned: 31,930,907.717 (30.2% of the Shares).
(b) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 31,930,907.717
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 31,930,907.717
•	MGN shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman and Gazit, as such Shares are held directly by MGN, America and 1995, wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and
•	MGN shares voting and dispositive authority over 17,190,461.413 Shares it beneficially owns with America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN; and
•	MGN shares voting and dispositive authority over 7,646,801.057 Shares it beneficially owns with 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN.
(c) MGN has not effected any transactions in the Shares during the past 60 days.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.
(e) Not applicable.

CUSIP No.	294752100
1995
(a) Aggregate Number of Shares beneficially owned: 7,646,801.057 (7.2% of the Shares).
(b) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 7,646,801.057
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 7,646,801.057
•	1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.
(c) 1995 has not effected any transactions in the Shares during the past 60 days.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.
(e) Not applicable.
America
(a) Aggregate Number of Shares beneficially owned: 17,190,461.413 (16.3% of the Shares).
(b) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 17,190,461.413
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 17,190,461.413
•	America shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

CUSIP No.	294752100
(c) Other than with respect to the December Share Offering, America has not effected any transactions in the Shares during the past 60 days.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by America.
(e) Not applicable.
GMI
(a) Aggregate Number of Shares beneficially owned: 14,280,070 (13.5% of the Shares).
(b) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 14,280,070
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 14,280,070
•	GMI shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Mr. Katzman, Gazit and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit. Mr. Katzman may be deemed to control Gazit; and
•	GMI shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Mr. Katzman, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit. Mr. Katzman may be deemed to control Gazit.
(c) GMI recently became a direct parent of GAA. See Item 5(c) for GAA.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GMI.
(e) Not applicable.
GAA
(a) Aggregate Number of Shares beneficially owned: 14,280,070 (13.5% of the Shares).

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(b) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 14,280,070
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 14,280,070
•	GAA shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Chaim Katzman, Gazit, and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Chaim Katzman; and
•	GAA shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Chaim Katzman.
(c) GAA has not effected any transactions in the Shares during the past 60 days.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GAA.
(e) Not applicable.
Silver Maple
(a) Aggregate Number of Shares beneficially owned: 8,893,213 (8.4% of the Shares).
(b) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 8,893,213
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 8,893,213
•	Silver Maple shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Chaim Katzman, Gazit, and GAA, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Chaim Katzman.

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(c) Other than with respect to the December Share Offering, Silver Maple has not effected any transactions in the Shares during the past 60 days.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.
(e) Not applicable.
Ficus
(a) Aggregate Number of Shares beneficially owned: 5,386,857 (5.1% of the Shares).
(b) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 5,386,857
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 5,386,857
•	Ficus shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, and GAA, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Chaim Katzman.
(c) Ficus has not effected any transactions in the Shares during the past 60 days.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ficus.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
Item 6 is amended to reflect that certain of the parties to the Stockholders Agreement dated as of October 4, 2000 (as amended and/or restated to date, the “Original Alony Stockholders Agreement”) have entered into a new agreement (the “2011 Stockholders Agreement”) that extends and amends certain of the provision of the Original Alony Stockholders Agreement. The term of the Original Alony Stockholders Agreement was previously extended through December 31, 2010.

CUSIP No.	294752100
The following summary of the 2011 Stockholders Agreement, which is among Alony Hetz Properties & Investments, Ltd., A.H. Investments US LP, and A.H. Holding US Inc. (collectively, the “Alony Group”), on the one hand, and Gazit, 1995, MGN and America (collectively, the “Gazit-Globe Group”), on the other, is qualified in its entirety by reference to the full text of that agreement, which is attached hereto as Exhibit 1.
Pursuant to the terms of the 2011 Stockholders Agreement, so long as the Alony Group owns (directly or indirectly) at least 3% of the Issuer’s total outstanding voting capital stock on a fully-diluted basis for 90 consecutive days, each member of the Gazit-Globe Group has agreed, during the term of the 2011 Stockholders Agreement, to vote all of its voting securities of the Issuer in favor of one member of the Board of Directors of the Issuer designated as a nominee that the Alony Group wishes to support (the “Alony Designee”); provided that the Alony Designee is reasonably acceptable to the Gazit-Globe Group . In addition, so long as Gazit-Globe Group complies with its voting obligations with respect to the Alony Designee, the Alony Group will vote all of the voting capital stock of the Issuer that they own for nominees to the Issuer’s Board of Directors as directed by the Gazit-Globe Group. To the extent the Alony Group loses the right to designate an Alony Designee by failing to meet the ownership requirements set forth above, the Alony Group will irrevocably lose the right to designate an Alony Designee notwithstanding its later acquiring a sufficient interest to meet the ownership requirements.
The parties further agreed that for any period during which the Alony Group owns beneficially and/or of record, 3% or more of the Issuer’s total outstanding voting capital stock on a fully-diluted basis and the Gazit-Globe Group holds one-third of the Issuer’s voting common stock, the Alony Group may not, without the prior written consent of the Issuer’s Board of Directors: (i) directly or indirectly seek, or permit any person over whom or which the Alony Group has control (a “Controlled Person”) to seek or encourage or assist any associate, partner or affiliate of the Alony Group to seek representation on the Board of Directors of the Issuer or otherwise seek to participate in or influence the Issuer’s management, management decisions, operating policies, or governing corporate instruments; (ii) instigate or join in any attempt to change the Issuer’s management, management decisions, operating policies, governing corporate instruments or conduct of its business and affairs; (iii) solicit or permit any Controlled Person to solicit, or encourage or assist any associate, partner or affiliate of the Alony Group to solicit proxies with respect to any shares of Common Stock or other securities of the Issuer entitled to vote generally for the election of directors or otherwise (“Voting Securities”) under any circumstance, or become a “participant,” or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of the Alony Group to become a “participant,” in any “election contest” relating to the election of directors of the Issuer, changes in governing corporate instruments or otherwise (as such terms are used in Rule 14a-11 of Regulation 14A under the Securities Act of 1933, as amended); (iv) deposit, or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of the Alony Group to deposit, any Voting Securities in a voting trust or similar arrangement, or subject or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of the Alony Group to subject any Voting Securities to

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a voting or similar agreement; (v) take any action alone or in concert with any other person to acquire or affect the control of the Issuer or, directly or indirectly, participate in, or encourage the formation of, any group seeking to obtain or take control of the Issuer; or (vi) directly or indirectly seek to influence any of the Issuer’s contractual relationships, whether orally, in writing or otherwise (including, without limitation, the Issuer’s contractual relationships with its auditors, its investment bankers and its lenders).
The Alony Group is also subject to certain drag along rights with respect to all of the Shares and other securities of the Issuer it owns in the event the Gazit-Globe Group intends to sell all of its Shares in a bona fide arm’s length transaction with a third party, other than an open-market transaction, at a price per share equal to or greater than $25.00 (subject to certain adjustments). In addition, if any member (the “Selling Stockholder”) of the Gazit-Globe Group proposes to sell (other than pursuant to an open-market transaction, with respect to any Shares pledged by the Gazit-Globe Group in connection with bona fide loans, or a de minimis transaction (involving less than 2% of the Issuer’s outstanding stock)), any of its Shares, the Alony Group has a tag along right to participate in such sale to a third party, on a pro-rata basis (subject to certain adjustments to reflect the terms of the Liberty Transaction (as defined in Amendment No. 13 to the Schedule 13D and as more fully described in Equity One’s Current Report on Form 8-K filed on May 27, 2010)) based upon the percentage of the shares of the Gazit-Globe Group offered to be sold, upon the purchase by the proposed transferee of any Shares owned by the Selling Stockholder and for the same per share consideration. Finally, pursuant to the 2011 Stockholders Agreement, the Gazit-Globe Group has certain rights of first offer such that if a member of the Alony Group desires to sell any Shares to a third party (other than in the case of certain tender offers for the Shares or a de minimis transaction (involving less than 1% of the Issuer’s outstanding stock)), such member must first offer to sell such Shares to the Gazit-Globe Group.
The drag along rights, tag along rights and rights of first offer granted to the Alony Group and/or the Gazit Group, as applicable, are set forth in greater detail in Sections 1, 2 and 3 of the 2011 Stockholders Agreement listed as Exhibit 1 hereto.
The 2011 Stockholders Agreement will terminate on the earliest of (i) the 90th consecutive day on which the Alony Group owns less than 3% of the Issuer’s total outstanding voting capital stock, on a fully-diluted basis, (ii) the 90th consecutive day on which the Gazit-Globe Group owns directly, and/or indirectly through any of its members’ subsidiaries, less than 20% of the Issuer’s total outstanding voting capital stock, on a fully diluted basis, and (iii) January 9, 2021. In addition, either party may terminate the 2010 Alony Agreement within 60 days after a change in Control (as defined in the 2011 Stockholders Agreement) of the other party.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	2011 Stockholders Agreement, dated as of January 9, 2011, among Alony Hetz Properties & Investments, Ltd., A.H. Investments US LP, A.H. Holding US Inc., Gazit-Globe Ltd., Gazit (1995), Inc., M.G.N. (USA), Inc. and MGN America, LLC

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SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN
Date: January 18, 2011	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.
Date: January 18, 2011	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	Chairman

Date: January 18, 2011	By:	/s/ Varda Zuntz
		Name:	Varda Zuntz
		Title:	Corporate Secretary
M G N (USA) INC.
Date: January 18, 2011	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

Date: January 18, 2011	By:	/s/ Sean Kanov
		Name:	Sean Kanov
		Title:	Controller

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GAZIT (1995), INC.
Date: January 18, 2011	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

Date: January 18, 2011	By:	/s/ Sean Kanov
		Name:	Sean Kanov
		Title:	Controller
MGN AMERICA, LLC
Date: January 18, 2011	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

Date: January 18, 2011	By:	/s/ Sean Kanov
		Name:	Sean Kanov
		Title:	Controller
GAZIT MAPLE, INC.
Date: January 18, 2011	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	Authorized Signatory

Date: January 18, 2011	By:	/s/ Dori Segal
		Name:	Dori Segal
		Title:	Authorized Signatory

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GAZIT AMERICA, INC.
Date: January 18, 2011	By:	/s/ Gail Mifsud
		Name:	Gail Mifsud
		Title:	Chief Executive Officer

Date: January 18, 2011	By:	/s/ Lenis Quan
		Name:	Lenis Quan
		Title:	Chief Financial Officer

SILVER MAPLE (2001), INC.
Date: January 18, 2011	By:	/s/ Gail Mifsud
		Name:	Gail Mifsud
		Title:	Vice President

Date: January 18, 2011	By:	/s/ Lenis Quan
		Name:	Lenis Quan
		Title:	Secretary & Treasurer

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FICUS, INC.
Date: January 18, 2011	By:	/s/ Gail Mifsud
		Name:	Gail Mifsud
		Title:	Vice President

Date: January 18, 2011	By:	/s/ Lenis Quan
		Name:	Lenis Quan
		Title:	Secretary & Treasurer